

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of June 30, 2021

The principal balances and results accumulated for the period ending June 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	7,512,113
Interbank loans, net	7,637
Loans and accounts receivables from customers, net	33,711,737
Total investments	7,115,128
Financial derivative contracts	6,304,870
Other asset items	4,161,267
Total assets	**58,812,752**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	17,722,252
Time deposits and other time liabilities	11,755,807
Financial derivative contracts	6,721,491
Issued debt instruments	8,022,365
Other liabilities items	11,172,566
Total equity	3,418,271
Total liabilities and Equity	**58,812,752**

Equity attributable to:	
Equity holders of the Bank	3,330,025
Non-controlling interest	88,246

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	869,095
Net fee and commission income	151,992
Result from financial operations	71,299
Total operating income	**1,092,386**
Provision for loan losses	(184,043)
Support expenses	(394,669)
Other results	(40,182)
Income before tax	**473,492**
Income tax expense	(102,520)
Continued operations result	**370,972**
Discontinued operations result	**-**
Net income for the period	**370,972**

Attributable to:	
Equity holders of the Bank	367,191
Non-controlling interest	3,781

As of June 30, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$42,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de junio de 2021

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de junio de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	7.512.113
Adeudado por bancos	7.637
Créditos y cuentas por cobrar a clientes	33.711.737
Inversiones totales	7.115.128
Contratos de derivados financieros	6.304.870
Otros rubros del activo	4.161.267
Total Activos	**58.812.752**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	17.722.252
Depósitos y otras captaciones a plazo	11.755.807
Contratos de derivados financieros	6.721.491
Instrumentos de deuda emitidos	8.022.365
Otros rubros del pasivo	11.172.566
Total patrimonio	3.418.271
Total Pasivos y Patrimonio	**58.812.752**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.330.025
Interés no controlador	88.246

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	869.095
Ingreso neto de comisiones	151.992
Resultado de operaciones financieras	71.299
Total ingresos operacionales	**1.092.386**
Provisiones por riesgo de crédito	(184.043)
Gastos de apoyo	(394.669)
Otros resultados	(40.182)
Resultado antes de impuesto	**473.492**
Impuesto a la renta	(102.520)
Resultado de operaciones continuas	**370.972**
Resultado de operaciones discontinues	**-**
Utilidad consolidada del periodo	**370.972**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	367.191
Interés no controlador	3.781

Al 30 de junio de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$42.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.